EXHIBIT 99.1

CANAGOLD RESOURCES LTD.

Second Quarter Report

Condensed Consolidated Interim Financial Statements

(expressed in United States dollars)

Three and Six Months ended June 30, 2022

(Unaudited – Prepared by Management)

1

Notice of No Auditor Review of

Unaudited Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2022

In accordance with National Instrument 51-102 Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of these unaudited condensed consolidated interim financial statements, they must be accompanied by a notice indicating that the unaudited condensed consolidated interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of Canagold Resources Ltd. (the “Company”) for the three and six months ended June 30, 2022 (the “Financial Statements”) have been prepared by and are the responsibility of the Company’s management, and have not been reviewed by the Company’s auditors.  The Financial Statements are stated in terms of United States dollars, unless otherwise indicated, and are prepared in accordance with International Accounting Standards 34 (“IAS 34”) and International Financial Reporting Standards (“IFRS”).

2

CANAGOLD RESOURCES LTD.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited – Prepared by Management)

(expressed in thousands of United States dollars)

		June 30,	December 31,
	Notes	2022	2021

ASSETS

CURRENT ASSETS
Cash		$412	$2,008
Marketable securities	6	509	1,300
Receivables and prepaids		287	450
Total Current Assets		1,208	3,758

NON-CURRENT ASSETS
Mineral property interests	7	25,720	23,781
Equipment	8	134	44
Total Non-Current Assets		25,854	23,825
Total Assets		$27,062	$27,583

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	12	$623	$929
Demand loan payable	9(d)	19	-
Flow through premium liability	9(a)	327	198
Deferred royalty liability, current	9(b)	35	35
Lease liability	9(c)	3	21
Total Current Liabilities		1,007	1,183

LONG TERM LIABILITIES
Deferred royalty liability, long term	9(b)	120	107
Total Long Term Liabilities		120	107
Total Liabilities		1,127	1,290

SHAREHOLDERS' EQUITY
Share capital	10(b)	78,988	77,753
Reserve for share-based payments		1,636	1,676
Accumulated other comprehensive loss		(2,459)	(2,049)
Deficit		(52,230)	(51,087)
Total Shareholders' Equity		25,935	26,293
Total Liabilities and Shareholders' Equity		$27,062	$27,583

Nature of operations and going concern (Note 1)

Commitments (Note 14)

Refer to the accompanying notes to the condensed consolidated interim financial statements.

Approved on behalf of the Board:

/s/ Sofia Bianchi	/s/ Andrew Trow
Director	Director

3

CANAGOLD RESOURCES LTD.

Condensed Consolidated Interim Statements of Comprehensive Loss

(Unaudited – Prepared by Management)

(expressed in thousands of United States dollars, except per share amounts)

		Three Months ended June 30,		Six Months ended June 30,
	Notes	2022	2021	2022	2021

Expenses:
Amortization	8	$12	$14	$26	$27
Corporate development		(1)	1	-	4
Employee and director remuneration	12	142	129	255	220
General and administrative	11,12	326	74	391	111
Shareholder relations		136	77	234	207
Share-based payments	10(c),12	116	313	200	336

Operating loss		(731)	(608)	(1,106)	(905)

Interest income		-	2	-	6
Foreign exchange gain (loss)		(16)	3	(9)	6
Change in fair value of marketable securities	6	(423)	(32)	(472)	(249)
Write off of mineral property interests		(8)	-	(8)	-
Mineral property option income		-	2	10	1
Interest and finance charges	9(b),(c),(d)	(7)	(9)	(14)	(18)

Net loss before income tax		(1,185)	(642)	(1,599)	(1,159)

Income tax recovery	9(a)	51	-	216	-

Net loss for the period		(1,134)	(642)	(1,383)	(1,159)

Other comprehensive income (loss):
Items that will not be reclassified into profit or loss:
Foreign currency translation adjustment		(764)	314	(410)	577

Comprehensive loss for the period		$(1,898)	$(328)	$(1,793)	$(582)

Basic and diluted loss per share		$(0.01)	$(0.01)	$(0.02)	$(0.02)

Weighted average number of shares outstanding		86,559,596	70,496,563	86,134,458	70,430,217

Refer to the accompanying notes to the condensed consolidated interim financial statements.

4

CANAGOLD RESOURCES LTD.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Unaudited – Prepared by Management)

(expressed in thousands of United States dollars)

				Accumulated
	Share Capital		Reserve for	Other
	Number of		Share-Based	Comprehensive
	Shares	Amount	Payments	Income (Loss)	Deficit	Total

Balance, December 31, 2020	70,251,239	$73,595	$821	$(2,044)	$(49,258)	$23,114
Private placement	11,201,849	4,126	-	-	-	4,126
Exercise of stock options	650,000	384	(180)	-	-	204
Exercise of share appreciation rights	104,884	56	(59)	-	3	-
Exercise of warrants	301,624	105	(33)	-	-	72
Share issue expenses	-	(363)	-	-	-	(363)
Finders fee warrants	-	(150)	150	-	-	-
Share-based payments	-	-	974	-	-	974
Comprehensive loss for the year	-	-	3	(5)	(1,832)	(1,834)
Balance, December 31, 2021	82,509,596	77,753	1,676	(2,049)	(51,087)	26,293
Private placement	4,050,000	1,264	-	-	-	1,264
Share issue expenses		(29)		-	-	(29)
Share-based payments	-	-	200	-	-	200
Cancellation and expiration of stock options	-	-	(240)	-	240	-
Comprehensive income (loss) for the period	-	-	-	(410)	(1,383)	(1,793)
Balance, June 30, 2022	86,559,596	$78,988	$1,636	$(2,459)	$(52,230)	$25,935

Balance, December 31, 2020	70,251,239	$73,595	$821	$(2,044)	$(49,258)	$23,114
Exercise of stock options	440,000	257	(119)	-	-	138
Exercise of share appreciation rights	104,884	56	(59)	-	3	-
Share issue expenses	-	(14)	-	-	-	(14)
Share-based payments	-	-	336	-	-	336
Comprehensive income (loss) for the period	-	-	-	577	(1,159)	(582)
Balance, June 30, 2021	70,796,123	$73,894	$979	$(1,467)	$(50,414)	$22,992

Refer to the accompanying notes to the condensed consolidated interim financial statements.

5

CANAGOLD RESOURCES LTD.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited – Prepared by Management)

(expressed in thousands of United States dollars)

	Three Months ended June 30,		Six Months ended June 30,
	2022	2021	2022	2021

Cash provided from (used by):

Operations:
Net loss	$(1,134)	$(642)	$(1,383)	$(1,159)
Items not involving cash:
Accrued interest	7	7	14	14
Amortization	12	14	26	27
Share-based payments	116	313	200	336
Change in fair value of marketable securities	423	32	472	249
Income tax recovery	(51)	-	(216)	-
	(627)	(276)	(887)	(533)
Changes in non-cash working capital items:
Receivables and prepaids	137	(136)	163	(184)
Accounts payable and accrued liabilities	363	724	(313)	715
Net cash (used by) provided from operating activities	(127)	312	(1,037)	(2)

Financing:
Issuance of common shares	-	-	1,621	-
Proceeds from demand loan	19	-	19	-
Exercise of stock options	-	130	-	138
Share issue expenses	(3)	(9)	(29)	(14)
Lease payments	(9)	(12)	(19)	(19)
Cash provided from financing activities	7	109	1,592	105

Investing:
Expenditures for mineral properties	(299)	(1,864)	(2,304)	(2,093)
Proceeds from disposition of marketable securities	167	1	308	87
Acquisition of equipment	(115)	(2)	(115)	(14)
Cash used by investing activities	(247)	(1,865)	(2,111)	(2,020)

Unrealized foreign exchange gain (loss) on cash	(45)	82	(40)	146

Decrease in cash	(412)	(1,362)	(1,596)	(1,771)
Cash, beginning of period	824	5,708	2,008	6,117

Cash, end of period	$412	$4,346	$412	$4,346

Refer to the accompanying notes to the condensed consolidated interim financial statements.

6

CANAGOLD RESOURCES LTD.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited – Prepared by Management)

(expressed in thousands of United States dollars)

		Three Months ended June 30,		Six Months ended June 30,
	Notes	2022	2021	2022	2021

Non-cash financing and investing activities:

Fair value allocated to common shares issued on exercise of:
Stock options		$-	$113	$-	$119
Share appreciation rights		-	-	-	59

Cancellation/expiration of:
Stock options		240	-	240	-

Income taxes paid		-	-	-	-

Interest paid	9(b),(c)	-	2	1	4

Refer to the accompanying notes to the condensed consolidated interim financial statements.

7

CANAGOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months ended June 30, 2022

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

1.	Nature of Operations and Going Concern

Canagold Resources Ltd. (the “Company”), a company incorporated under the laws of British Columbia on January 22, 1987, is in the mineral exploration business and has not yet determined whether its mineral property interests contain reserves. The recoverability of amounts capitalized for mineral property interests is dependent upon the existence of reserves in its mineral property interests, the ability of the Company to arrange appropriate financing and receive necessary permitting for the exploration and development of its mineral property interests, and upon future profitable production or proceeds from the disposition thereof. The address of the Company’s registered office is #910 – 800 West Pender Street, Vancouver, BC, Canada, V6C 2V6 and its principal place of business is #810 – 625 Howe Street, Vancouver, BC, Canada, V6C 2T6.

The Company has no operating revenues, has incurred a significant net loss of $1.4 million for the six months ended June 30, 2022 (June 30, 2021 - $1.2 million) and has a deficit of $52.2 million as at June 30, 2022 (December 31, 2021 - $51.1 million).In addition, the Company has negative cash flows from operations. These condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes the realization of assets and repayment of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent on the ability of the Company to raise debt or equity financings, and the attainment of profitable operations. Management continues to find opportunities to raise the necessary capital to meet its planned business objectives and continues to seek financing opportunities. There can be no assurance that management’s plans will be successful. These matters indicate the existence of material uncertainties that cast substantial doubt about the Company’s ability to continue as a going concern. These condensed consolidated interim financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern, and such adjustments could be material.

2.	Basis of Presentation

(a)	Statement of compliance:

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and the interpretations of the International Financial Reporting Standards Interpretations Committee. These unaudited condensed consolidated interim financial statements do not include all of the information and disclosures required for full and complete annual financial statements, and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2021. The Company has consistently applied the same accounting policies for all periods as presented. Certain of the prior periods’ comparative figures may have been reclassified to conform to the presentation adopted in the current period.

(b)	Approval of condensed consolidated interim financial statements:

These condensed consolidated interim financial statements were approved by the Company’s Board of Directors on August 12, 2022.

Canagold Resources Ltd.	Page 8

CANAGOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months ended June 30, 2022

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.	Basis of Presentation (continued)

(c)	Basis of presentation:

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value, as disclosed in Note 5. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(d)	Functional currency and presentation currency:

The functional currency of the Company and its subsidiaries is the Canadian dollar, and accounts denominated in currencies other than the Canadian dollar have been translated as follows:

•	Monetary assets and liabilities at the exchange rate at the condensed consolidated interim statement of financial position date;

•	Non-monetary assets and liabilities at the historical exchange rates, unless such items are carried at fair value, in which case they are translated at the date when the fair value was determined;

•	Shareholders’ equity items at historical exchange rates; and

•	Revenue and expense items at the rate of exchange on the transaction date.

The Company’s presentation currency is the United States dollar. For presentation purposes, all amounts are translated from the Canadian dollar functional currency to the United States dollar presentation currency for each period. Statement of financial position accounts, with the exception of equity, are translated using the exchange rate at the end of each reporting period, transactions on the statement of comprehensive income (loss) are recorded at the average rate of exchange during the period, and equity accounts are translated using historical actual exchange rates.

Exchange gains and losses arising from translation to the Company’s presentation currency are recorded as cumulative translation adjustment, which is included in accumulated other comprehensive income (loss).

(e)	Critical accounting estimates and judgements:

The preparation of the condensed consolidated interim financial statements in accordance with IFRS requires management to make estimates, assumptions and judgements that affect the application of accounting policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements along with the reported amounts of revenues and expenses during the period. Actual results may differ from these estimates and, as such, estimates and judgements and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of management estimates relate to determining the recoverability of mineral property interests and receivables; valuation of certain marketable securities; accrued site remediation; amount of flow-through obligations; recognition of deferred income tax liability; the variables used in the determination of the fair value of stock options granted and finder’s fees warrants issued or modified; and the recoverability of deferred tax assets. While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

Canagold Resources Ltd.	Page 9

CANAGOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months ended June 30, 2022

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.	Basis of Presentation (continued)

(e)	Critical accounting estimates and judgements: (continued)

The Company applies judgement in assessing the functional currency of each entity consolidated in these condensed consolidated interim financial statements. The functional currency of the Company and its subsidiaries is determined using the currency of the primary economic environment in which that entity operates.

For right of use assets and lease liability, the Company applies judgement in determining whether the contract contains an identified asset, whether they have the right to control the asset, and the lease term. The lease term is based on considering facts and circumstances, both qualitative and quantitative, that can create an economic incentive to exercise renewal options. Management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not to exercise a termination option.

The Company applies judgement in assessing whether material uncertainties exist that would cast substantial doubt as to whether the Company could continue as a going concern.

The Company is required to spend proceeds received from the issuance of flow-through shares on qualifying resources expenditures. Differences in judgement between management and regulatory authorities with respect to qualified expenditures may result in disallowed expenditures by the tax authorities. Any amount disallowed may result in the Company’s required expenditures not being fulfilled.

At the end of each reporting period, the Company assesses each of its mineral resource properties to determine whether any indication of impairment exists. Judgement is required in determining whether indicators of impairment exist, including factors such as: the period for which the Company has the right to explore; expected renewals of exploration rights; whether substantive expenditures on further exploration and evaluation of resource properties are budgeted or planned; and results of exploration and evaluation activities on the exploration and evaluation assets.

3.	Significant Accounting Policies

The accounting policies set out below have been applied consistently to all periods presented in these condensed consolidated interim financial statements.

Basis of consolidation:

These condensed consolidated interim financial statements include the accounts of the Company and its wholly-owned subsidiaries including New Polaris Gold Mines Ltd. (Canada) and American Innovative Minerals LLC (“AIM”) (USA). The financial statements of subsidiaries are included in the condensed consolidated interim financial statements from the date control commences until the date control ceases. All significant intercompany transactions and balances are eliminated on consolidation.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Canagold Resources Ltd.	Page 10

CANAGOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months ended June 30, 2022

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.	Management of Capital

The Company is an exploration stage company and this involves a high degree of risk. The Company has not determined whether its mineral property interests contain reserves of ore and currently has not earned any revenues from its mineral property interests and, therefore, does not generate cash flows from operations. The Company’s primary source of funds comes from the issuance of share capital and proceeds from debt. The Company has generated cash inflows from the disposition of marketable securities. The Company is not subject to any externally imposed capital requirements.

The Company defines its capital as debt and share capital. Capital requirements are driven by the Company’s exploration activities on its mineral property interests. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget on all exploration projects and overhead to manage costs, commitments and exploration activities.

The Company has in the past invested its capital in liquid investments to obtain adequate returns. The investment decision is based on cash management to ensure working capital is available to meet the Company’s short-term obligations while maximizing liquidity and returns of unused capital.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will be able to continue this financing in the future. The Company will continue to rely on debt and equity financings to meet its commitments as they become due, to continue exploration work on its mineral property interests, and to meet its administrative overhead costs for the coming periods.

There were no changes in the Company’s approach to capital management during the three and six months ended June 30, 2022.

5.	Management of Financial Risk

The Company has classified its financial instruments under IFRS 9 Financial Instruments (“IFRS 9”) as follows:

IFRS 9
Financial Assets
Cash	Fair value through profit or loss ("FVTPL")
Marketable securities	FVTPL
Receivables	Amortized cost

Financial Liability
Accounts payable and accrued liabilities	Amortized cost
Deferred royalty liability	Amortized cost
Lease liability	Amortized cost

Canagold Resources Ltd.	Page 11

CANAGOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months ended June 30, 2022

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.	Management of Financial Risk (continued)

The fair values of the Company’s receivables and accounts payable and accrued liabilities approximate their carrying values due to the short terms to maturity. Cash and certain marketable securities are measured at fair values using Level 1 inputs. Other marketable securities are measured using Level 3 of the fair value hierarchy. Deferred royalty and lease liabilities are measured using Level 2 inputs.

The Company is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk and market risk which includes foreign currency risk, interest rate risk and other price risk. The types of risk exposure and the way in which such exposure is managed are provided as follows.

(a)	Credit risk:

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.

The Company's credit risk is primarily attributable to its liquid financial assets including cash. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash with high-credit quality Canadian financial institutions.

To reduce credit risk, the Company regularly reviews the collectability of its amounts receivable, which may include amounts receivable from certain related parties, and records an expected credit loss based on its best estimate of potentially uncollectible amounts. Management believes that the credit risk with respect to these financial instruments is remote.

The financial instruments that potentially subject the Company to credit risk comprise investments, cash and cash equivalents and certain amounts receivable, the carrying value of which represents the Company’s maximum exposure to credit risk.

(b)	Liquidity risk (Note 1):

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash and its ability to raise equity financings. As at June 30, 2022, the Company had a working capital (current assets less current liabilities) of $201,000 (December 31, 2021 – $2.6 million). The Company will require significant additional funding to meet its short-term liabilities, flow-through obligations and administrative overhead costs, and to maintain its mineral property interests in 2022.

Canagold Resources Ltd.	Page 12

CANAGOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months ended June 30, 2022

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.	Management of Financial Risk (continued)

(b)	Liquidity risk (Note 1): (continued)

The following schedule provides the contractual obligations related to the deferred royalty and lease liability payments (Notes 9(b) and (c)) as at June 30, 2022:

		Payments due by Period					Payments due by Period
		(CAD$000)					(US$000)
		Less than			After		Less than			After
	Total	1 year	1-3 years	3-5 years	5 years	Total	1 year	1-3 years	3-5 years	5 years

Basic office lease	$4	$4	$-	$-	$-	$-	$-	$-	$-	$-

Advance royalty payments	-	-	-	-	-	250	35	105	105	5

Total, June 30, 2022	$4	$4	$-	$-	$-	$250	$35	$105	$105	$5

Accounts payable and accrued liabilities are due in less than 90 days.

(c)	Market risk:

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk and other price risk.

(i)	Foreign currency risk:

Certain of the Company’s mineral property interests and operations are in Canada. Most of its operating expenses are incurred in Canadian dollars. Fluctuations in the Canadian dollar would affect the Company’s condensed consolidated interim statements of comprehensive income (loss) as its functional currency is the Canadian dollar, and fluctuations in the U.S. dollar would impact its cumulative translation adjustment as its condensed consolidated interim financial statements are presented in U.S. dollars.

The Company is exposed to currency risk for its U.S. dollar equivalent of assets and liabilities denominated in currencies other than U.S. dollars as follows:

	Stated in U.S. Dollars
	(Held in Canadian Dollars)
	June 30,	December 31,
	2022	2021

Cash	$357	$1,701
Marketable securities	509	1,300
Receivables	2	1
Accounts payable and accrued liabilities	(589)	(800)
Demand loan payable	(19)	-
Lease liability	(3)	(21)

Net financial assets (liabilities)	$257	$2,181

Canagold Resources Ltd.	Page 13

CANAGOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months ended June 30, 2022

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.	Management of Financial Risk (continued)

(c)	Market risk: (continued)

(i)	Foreign currency risk: (continued)

Based upon the above net exposure as at June 30, 2022 and assuming all other variables remain constant, a 5% (December 31, 2021 – 10%) depreciation or appreciation of the U.S. dollar relative to the Canadian dollar could result in a decrease (increase) of approximately $13,000 (December 31, 2021 - $218,000) in the cumulative translation adjustment in the Company’s shareholders’ equity.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

(ii)	Interest rate risk:

In respect of financial assets, the Company's policy is to invest excess cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return. Fluctuations in interest rates impact on the value of cash equivalents. The Company’s investments in guaranteed investment certificates bear a fixed rate and are cashable at any time prior to maturity date. Interest rate risk is not significant to the Company as it has no cash equivalents and no interest bearing debt at period-end.

(iii)	Other price risk:

Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices.

The Company’s other price risk includes equity price risk, whereby investment in marketable securities are held for trading financial assets with fluctuations in quoted market prices recorded at FVTPL. There is no separately quoted market value for the Company’s investments in the shares of certain strategic investments.

As certain of the Company’s marketable securities are carried at market value and are directly affected by fluctuations in value of the underlying securities, the Company considers its financial performance and cash flows could be materially affected by such changes in the future value of the Company’s marketable securities. Based upon the net exposure as at June 30, 2022 and assuming all other variables remain constant, a net increase or decrease of 30% (December 31, 2021 - 75%) in the market prices of the underlying securities would increase or decrease respectively net (loss) income by $153,000 (December 31, 2021 - $975,000).

Canagold Resources Ltd.	Page 14

CANAGOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months ended June 30, 2022

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.	Marketable Securities

	June 30, 2022	December 31, 2021

Balance, begin of period	$1,300	$1,323
Fair value of marketable securities received from options on mineral property interests	-	1,010
Disposition of marketable securities at fair value	(308)	(656)
Change in fair value of marketable securities	(472)	(384)
Foreign currency translation adjustment	(11)	7
Balance, end of period	$509	$1,300

7.	Mineral Property Interests

	Canada		USA
	British Columbia		Nevada
	New Polaris	Windfall Hills	Fondaway Canyon	Corral Canyon
	(Note 7(a)(i))	(Note 7(a)(ii))	(Notes 7(b)(i))	(Note 7(b)(ii))	Total

Acquisition Costs:

Balance, December 31, 2021	$3,941	$370	$1,289	$25	$5,625
Additions	13	-	-	-	13
Recoveries	-	-	-	-	-
Foreign currency translation adjustment	(3)	(6)	(21)	(1)	(31)
Balance, June 30, 2022	3,951	364	1,268	24	5,607

Deferred Exploration Expenditures:

Balance, December 31, 2021	14,968	1,062	1,547	579	18,156
Additions:
Exploration:
Assays and sampling	63	5	-	-	68
Drilling	1,066	-	-	-	1,066
Environmental	189	-	-	-	189
Field, camp, supplies	86	-	-	-	86
Fuel, gas, propane	77	-	-	-	77
General, administrative, sundry	30	-	2	-	32
Geology	128	-	-	-	128
Local labour	195	-	-	-	195
Machinery and equipment	46	-	-	-	46
Rental and storage	64	-	10	1	75
Salaries	57	-	-	-	57
Surveying	5	-	-	-	5
Transportation	262	-	-	-	262
Utilities	17	-	1	-	18
Recoveries	-	-	(13)	-	(13)
Foreign currency translation adjustment	(283)	(17)	(25)	(9)	(334)
Balance, June 30, 2022	16,970	1,050	1,522	571	20,113

Mineral property interests:
Balance, June 30, 2022	$20,921	$1,414	$2,790	$595	$25,720

Canagold Resources Ltd.	Page 15

CANAGOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months ended June 30, 2022

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.	Mineral Property Interests (continued)

	Canada		USA
	British Columbia		Nevada
	New Polaris	Windfall Hills	Fondaway Canyon	Corral Canyon
	(Note 7(a)(i))	(Note 7(a)(ii))	(Notes 7(b)(i))	(Note 7(b)(ii))	Total

Acquisition Costs:

Balance, December 31, 2020	$3,927	$368	$1,641	$25	$5,961
Additions	13	-	-	-	13
Recoveries	-	-	(359)	-	(359)
Foreign currency translation adjustment	1	2	7		10
Balance, December 31, 2021	3,941	370	1,289	25	5,625

Deferred Exploration Expenditures:

Balance, December 31, 2020	6,683	1,046	1,573	557	9,859
Additions:
Exploration:
Assays and sampling	105	2	-	-	107
Drilling	4,250	-	-	-	4,250
Engineering	34	-	-	-	34
Environmental	534	-	-	-	534
Field, camp, supplies	401	-	-	-	401
Fuel, gas, propane	296	-	-	-	296
General, administrative, sundry	10	-	3	-	13
Geology	570	-	-	-	570
Local labour	594	-	-	-	594
Machinery and equipment	136	-	-	-	136
Rental and storage	83	-	20	1	104
Salaries	110	10	2	2	124
Surface taxes	10	-	-	17	27
Surveying	23	-	-	-	23
Transportation	1,062	-	-	-	1,062
Utilities	46	-	3	-	49
Recoveries	-	-	(61)	-	(61)
Foreign currency translation adjustment	21	4	7	2	34
Balance, December 31, 2021	14,968	1,062	1,547	579	18,156

Mineral property interests:
Balance, December 31, 2021	$18,909	$1,432	$2,836	$604	$23,781

Canagold Resources Ltd.	Page 16

CANAGOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months ended June 30, 2022

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.	Mineral Property Interests (continued)

(a)	Canada:

(i)	New Polaris (British Columbia):

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd. Acquisition costs at June 30, 2022 include a reclamation bond for $215,000 (December 31, 2021 - $218,000).

(ii)	Windfall Hills (British Columbia):

The Company owns 100% undivided interests in two adjacent gold properties (Uduk Lake and Dunn properties) located in British Columbia. The Uduk Lake properties are subject to a 1.5% NSR production royalty that can be purchased for CAD$1 million and another 3% NSR production royalty. The Dunn properties are subject to a 2% NSR royalty which can be reduced to 1% NSR royalty for $500,000.

(iii)	Princeton (British Columbia):

In December 2018 and then as amended in June 2019, the Company entered into a property option agreement jointly with Universal Copper Ltd. (formerly, Tasca Resources Ltd.) (“Universal”) and an individual. In October 2020, the Company assigned its interest in the property option agreement for the Princeton property to Damara Gold Corp. (“Damara”). Pursuant to the assignment, Damara issued 9.9% of its outstanding common shares to the Company on closing of the assignment at a fair value of $228,500. After reducing the carrying value of the property to $Nil by recording a $228,000 recovery to the mineral property, the Company recorded mineral property option income of $500 for the year ended December 31, 2020. Subject to the exercise of the option by December 31, 2021, the Company’s aggregate ownership in the capital of Damara shall increase to 19.9% which Damara did exercise by the issuance of 9.8 million Damara shares to the Company at a fair value of $588,800 which was recorded as mineral property option income for the year ended December 31, 2021.

(iv)	Hard Cash and Nigel (Nunavut):

In November 2018, the Company entered into a property option agreement with Silver Range Resources Ltd. (“Silver Range”) whereby the Company had an option to earn a 100% undivided interests in the Hard Cash and Nigel properties by paying CAD$150,000 in cash and issuing 1.5 million common shares to Silver Range over a four year period.

In 2020, the Company terminated the property option agreement, and accordingly indicators of impairment existed leading to a test of recoverable amount which resulted in an impairment loss of $1.1 million. A value in use calculation is not applicable as the Company does not have any expected cash flows from the property option agreement at this stage. In estimating the fair value less costs of disposal, management did not have observable or unobservable input to estimate the recoverable amount greater than $nil. As this valuation technique requires management’s judgement and estimates of recoverable amount, it is classified as Level 3 of the fair value hierarchy.

Canagold Resources Ltd.	Page 17

CANAGOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months ended June 30, 2022

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.	Mineral Property Interests (continued)

(b)	United States:

(i)	Fondaway Canyon (Nevada):

On March 20, 2017, the Company closed the Membership Interest Purchase Agreement with AIM (the “Membership Agreement”) whereby the Company acquired 100% legal and beneficial interests in mineral properties located in Nevada, Idaho and Utah (USA) for a total cash purchase price of $2 million in cash and honouring pre-existing NSRs. Certain of the mineral properties are subject to royalties. For the Fondaway Canyon project, it bears both a 3% NSR and a 2% NSR. The 3% NSR has a buyout provision for an original amount of $600,000 which is subject to advance royalty payments of $35,000 per year by July 15th of each year until a gross total of $600,000 has been paid at which time the NSR is bought out. A balance of $425,000 with a fair value of $183,000 was outstanding upon the closing of the Membership Agreement; a balance of $250,000 remains payable as at June 30, 2022 (December 31, 2021 - $250,000). The 2% NSR has a buyout provision of either $2 million in cash or 19.99% interest of a public entity which owns AIM if AIM were to close an initial public offering of at least $5 million.

On October 16, 2019, the Company signed a binding Letter Agreement with Getchell Gold Corp. (“Getchell”) which was later superseded by the Option Agreement for the Acquisition of Fondaway Canyon and Dixie Comstock Properties on January 3, 2020, whereby Getchell has an option for 4 years to acquire 100% of the Fondaway Canyon and Dixie Comstock properties located in Churchill County, Nevada (both subject to a 2% NSR) for $4 million in total compensation to the Company, comprised of $2 million in cash and $2 million in shares of Getchell. Payment terms by Getchell are as follows:

	Cash		US$ equivalent in Getchell Shares

At signing of agreement	$100	(received in 2020)	$100	(received in 2020 with fair value of $104,600)
1st anniversary	100	(received in 2020)	200	(received in 2020 with fair value of $208,400)
2nd anniversary	100	(received in 2021)	300	(received in 2021 with fair value of $259,000)
3rd anniversary	100		400
4th anniversary	1,600		1,000
	$2,000		$2,000

The option includes minimum annual work commitments of $1.45 million on the properties. Getchell must also honor the pre-existing NSR and advance royalty commitments related to the properties, and grant the Company a 2% NSR on the Fondaway Canyon and Dixie Comstock properties of which half (1%) can be bought for $1 million per property.

(ii)	Corral Canyon (Nevada):

In 2018, the Company staked 92 mining claims in Nevada, USA.

Canagold Resources Ltd.	Page 18

CANAGOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months ended June 30, 2022

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.	Mineral Property Interests (continued)

(b)	United States: (continued)

(iii)	Silver King (Nevada):

In October 2018, the Company entered into a property option agreement for its Silver King property with Brownstone Ventures (US) Inc. (“Brownstone”) whereby Brownstone has an option to earn a 100% undivided interest by paying $240,000 in cash over a 10 year period with early option exercise payment of $120,000. The Company will retain a 2% NSR of which a 1% NSR can be acquired by Brownstone for $1 million. The Company received $12,000 cash in 2021 (2020 - $12,000) which was recognized as mineral property option income.

(iv)	Lightning Tree (Idaho):

On September 10, 2020, the Company entered into an option agreement in the form of a definitive mineral property purchase agreement for its Lightning Tree property located in Lemhi County, Idaho, with Ophir Gold Corp. (“Ophir”), whereby Ophir shall acquire a 100% undivided interest in the property. In order to acquire the property, over a three year period, Ophir shall pay to the Company a total of CAD$137,500 in cash over a three year period and issue 2.5 million common shares and 2.5 million warrants over a two year period, and shall incur aggregate exploration expenditures of at least $4 million over a three year period. The Company will retain a 2.5% NSR of which a 1% NSR can be acquired by Ophir for CAD$1 million. If Ophir fails to file a NI 43-101 compliant resource on the Lightning Tree property within three years, the property will not be conveyed to Ophir. In 2021, the Company received CAD$25,000 cash (2020 – CAD$12,500) and 1.25 million shares with a fair value of $159,600 (2020 - 1.25 million shares with a fair value of $130,500) and 1.25 million warrants with a fair value of $5,000 (2020 - 1.25 million warrants with a fair value of $41,900), all of which were recognized as mineral property option income.

(v)	Hot Springs Point (Nevada):

In July 2022, the Company entered into a Real Estate Purchase and Sale Agreement for the Hot Springs Point property located in Eureka County, Nevada, with a third party (the “Purchaser”), whereby the Purchaser acquired a 100% interest for $480,000 (received). The Purchaser also grants a 3% NSR to the Company.

Canagold Resources Ltd.	Page 19

CANAGOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months ended June 30, 2022

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.	Mineral Property Interests(continued)

(c)	Expenditure options:

As at June 30, 2022, to maintain the Company’s interest and/or to fully exercise the options under various property agreements covering its properties, the Company must make payments as follows:

	Cash	Cash	Annual	Number of
	Payments	Payments	Payments	Shares
	(CADS$000)	(US$000)	(US$000)

New Polaris (Note 7(a)(i)):
Net profit interest reduction or buydown	$-	$-	$-	150,000

Fondaway Canyon (Note 7(b)(i)):
Advance royalty payment for buyout of 3% net smelter return (1)	-	-	35	-
Buyout provision for net smelter return of 2% (2)	-	2,000	-	-

Windfall Hills (Note 7(a)(ii)):
Buyout provision for net smelter return of 1.5%	1,000	-	-	-
Reduction of net smelter return of 2% to 1%	-	500	-	-

	$1,000	$2,500	$35	150,000

(1)

Advance royalty payments of $250,000 remain payable as at June 30, 2022 with annual payments of $35,000. Pursuant to the option agreement, Getchell will be obligated to pay the annual advance royalty (Note 7(b)(i)). The advance royalty of $35,000 due in July 2022 was paid by Getchell.

(2) The 2% NSR has a buyout provision of either $2 million in cash or 19.99% interest of a public entity which owns AIM if AIM were to close an initial public offering of at least $5 million.

These amounts may be reduced in the future as the Company determines which mineral property interests to continue to explore and which to abandon.

(d)	Title to mineral property interests:

The Company has diligently investigated rights of ownership of all of its mineral property interests/concessions and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing. However, all properties and concessions may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

(e)	Realization of assets:

The Company’s investment in and expenditures on its mineral property interests comprise a significant portion of the Company’s assets. Realization of the Company’s investment in these assets is dependent on establishing legal ownership of the mineral properties, on the attainment of successful commercial production or from the proceeds of their disposal. The recoverability of the amounts shown for mineral property interests is dependent upon the existence of reserves, the ability of the Company to obtain necessary financing to complete the development of the properties, and upon future profitable production or proceeds from the disposition thereof.

Canagold Resources Ltd.	Page 20

CANAGOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months ended June 30, 2022

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.	Mineral Property Interests (continued)

(f)	Environmental:

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation of the Company’s operation may cause additional expenses and restrictions.

If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous materials and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its current properties and former properties in which it has previously had an interest. The Company is not aware of any existing environmental problems related to any of its current or former mineral property interests that may result in material liability to the Company.

8.	Equipment

	Leasehold	Office Furnishings	Right of Use
	Improvements	and Equipment	Asset	Total
Cost:
Balance, December 31, 2020	$89	$47	$120	$256
Acquisitions	-	16	-	16
Foreign currency translation adjustment	-	-	1	1
Balance, December 31, 2021	89	63	121	273
Acquisitions	118	-	-	118
Foreign currency translation adjustment	(2)	(1)	(1)	(4)
Balance, June 30, 2022	205	62	120	387

Accumulated amortization:
Balance, December 31, 2020	60	28	85	173
Amortization	18	13	24	55
Foreign currency translation adjustment	-	-	1	1
Balance, December 31, 2021	78	41	110	229
Amortization	9	6	12	27
Foreign currency translation adjustment	(1)	-	(2)	(3)
Balance, June 30, 2022	86	47	120	253

Net book value:
Balance, December 31, 2021	$11	$22	$11	$44
Balance, June 30, 2022	$119	$15	$-	$134

The Company has a lease agreement for its headquarter office space in Vancouver, British Columbia.

Canagold Resources Ltd.	Page 21

CANAGOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months ended June 30, 2022

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.	Liabilities

(a)	Flow Through Premium Liability

On October 28, 2021, the Company closed a private placement for 10.6 million flow through common shares at CAD$0.50 per share for gross proceeds of CAD$5.3 million. The fair value of the shares was CAD$0.46 per share, resulting in the recognition of a flow through premium liability of CAD$0.04 per share for a total of CAD$425,700.

On December 30, 2021, the Company closed a private placement for 560,000 flow through common shares at CAD$0.50 per share for gross proceeds of CAD$280,000. The fair value of the shares was CAD$0.37 per share, resulting in the recognition of a flow through premium liability of CAD$0.13 per share for a total of CAD$72,800.

On January 19, 2022, the Company closed a private placement for 4.05 million flow through common shares at CAD$0.50 per share for gross proceeds of CAD$1.6 million. The fair value of the shares was CAD$0.39 per share, resulting in the recognition of a flow through premium liability of CAD$0.11 per share for a total of CAD$445,500.

Balance, December 31, 2020	$-
Add:
Excess of subscription price over fair value of flow through common shares	402
Foreign currency translation adjustment	2
Less:
Income tax recovery	(206)

Balance, December 31, 2021	198
Add:
Excess of subscription price over fair value of flow through common shares	357
Less:
Income tax recovery	(216)
Foreign currency translation adjustment	(12)

Balance, June 30, 2022	$327

(b)	Deferred Royalty Liability

The 3% NSR for the Fondaway Canyon project (Note 7(b)(i)) has a buyout provision for an original amount of $600,000. The buyout amount is subject to advance royalty payments of $35,000 per year by July 15th of each year until the full gross total of $600,000 has been paid. The remaining balance was $425,000 at the closing of the Membership Agreement in March 2017. The $425,000 was discounted to a fair value of $183,000 in 2017 using a discount rate of 18%. The liability is being accreted over time as follows:

Canagold Resources Ltd.	Page 22

CANAGOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months ended June 30, 2022

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.	Liabilities (continued)

(b)	Deferred Royalty Liability (continued)

Balance, December 31, 2020	$151
Add:
Accretion	26
Less:
Advance royalty payment	(35)

Balance, December 31, 2021	142
Add:
Accretion	13
Less:
Advance royalty payment	-

Balance, June 30, 2022	$155

Current portion (1)	$35
Long term portion	120
Balance, June 30, 2022	$155

(1)	Pursuant to the option agreement, Getchell will be obligated to pay the annual advance royalty (Note 7(b)(i)). Getchell paid an annual advance royalty of $35,000 in July 2022.

(c)	Lease Liability

The continuity of the lease liability for the six months ended June 30, 2022 is as follows:

Balance, December 31, 2020	$51
Add:
Interest	7
Foreign currency translation	1
Less:
Payments	(38)

Balance, December 31, 2021	21
Add:
Interest	1
Foreign currency translation	-
Less:
Payments	(19)

Balance, June 30, 2022	$3

Current portion	$3
Long term portion	-
Balance, June 30, 2022	$3

Canagold Resources Ltd.	Page 23

CANAGOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months ended June 30, 2022

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.	Liabilities (continued)

(d)	Demand Loan Payable

On June 28, 2022, the Company arranged a loan for CAD$25,000 from a company controlled by a former director. The loan bore interest at a rate of 9% per annum, and the entire loan amount of CAD$25,000 was fully repaid on July 14, 2022 along with interest of CAD$99.

10.	Share Capital

(a)	Authorized:

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value.

(b)	Issued:

(i)

On October 28, 2021, the Company closed a brokered private placement with Red Cloud Securities Inc. (“Red Cloud”) for 10.6 million flow through common shares at a price of CAD$0.50 per share for gross proceeds of CAD$5.3 million. Finders fees were comprised of CAD$253,555 in cash and 638,510 broker warrants with each broker warrant exercisable to acquire one non flow through common share at an exercise price of CAD$0.75 until October 28, 2023.

In December 2021 and January 2022, the Company closed a private placement in two tranches totalling 4.61 million flow through common shares at a price of CAD$0.50 per share for gross proceeds of CAD$2.3 million. On December 30, 2021, the Company closed the first tranche for 560,000 flow through shares for gross proceeds of CAD$280,000. On January 19, 2022, the Company closed the second tranche for 4.05 million flow through shares for gross proceeds of CAD$2.03 million.

In 2021, stock options for 650,000 shares were exercised for proceeds of $204,100, and $179,700 was reallocated from reserve for share-based payments to share capital. Stock options for 210,000 common shares were cancelled for the exercise of share appreciation rights for 104,884 common shares at a fair value of CAD$0.68 per share. Also warrants for 301,624 common shares were exercised for proceeds of $72,000, and $33,100 was reallocated from reserve for share-based payments to share capital.

(c)	Stock option plan:

The Company has a stock option plan that allows it to grant stock options to its directors, officers, employees, and consultants to acquire up to 8,852,339. The exercise price of each stock option cannot be lower than the last recorded sale of a board lot on the TSX during the trading day immediately preceding the date of granting or, if there was no such date, the high/low average price for the common shares on the TSX based on the last five trading days before the date of the grant. Stock options have a maximum term of ten years and terminate 30 days following the termination of the optionee’s employment, except in the case of death, in which case they terminate one year after the event. Vesting of stock options is made at the discretion of the board at the time the stock options are granted.

Canagold Resources Ltd.	Page 24

CANAGOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months ended June 30, 2022

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10.	Share Capital (continued)

(c)	Stock option plan: (continued)

At the discretion of the board, certain stock option grants provide the holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the stock options.

The continuity of outstanding stock options for six months ended June 30, 2022 is as follows:

	June 30, 2022
		Weighted
		average
		exercise
	Number	price
	of Shares	(CAD$)

Outstanding balance, beginning of period	6,665,000	$0.48
Forfeited	(250,000)	$0.50
Cancelled and expired	(740,000)	$0.51
Outstanding balance, end of period	5,675,000	$0.47

Exercise price range		$0.25 - $0.52

The following table summarizes information about stock options exercisable and outstanding at June 30, 2022:

	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
Exercise	Number	Remaining	Exercise	Number	Remaining	Exercise
Prices	Outstanding at	Contractual Life	Prices	Exercisable at	Contractual Life	Prices
(CAD$)	June 30, 2022	(Number of Years)	(CAD$)	June 30, 2022	(Number of Years)	(CAD$)

$0.40	520,000	1.00	$0.40	520,000	1.00	$0.40
$0.52	215,000	1.03	$0.52	107,500	1.03	$0.52
$0.25	100,000	1.37	$0.25	100,000	1.37	$0.25
$0.30	100,000	1.37	$0.30	100,000	1.37	$0.30
$0.40	60,000	1.72	$0.40	60,000	1.72	$0.40
$0.30	400,000	1.99	$0.30	400,000	1.99	$0.30
$0.50	680,000	3.00	$0.50	680,000	3.00	$0.50
$0.50	3,100,000	3.98	$0.50	2,325,000	3.98	$0.50
$0.52	500,000	4.03	$0.52	250,000	4.03	$0.52
	5,675,000	3.23	$0.47	4,542,500	3.11	$0.46

Canagold Resources Ltd.	Page 25

CANAGOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months ended June 30, 2022

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10.	Share Capital (continued)

(c)	Stock option plan: (continued)

During the six months ended June 30, 2022, the Company recognized share-based payments of $200,000 (June 30, 2021 - $336,000), net of forfeitures, based on the fair value of stock options that were earned by the provision of services during the period. Share-based payments are segregated between directors and officers, employees and consultants, as applicable, as follows:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021

Directors and officers	$117	$308	$203	$332
Employees	2	4	3	5
Consultants	(3)	1	(6)	(1)

	$116	$313	$200	$336

The weighted average fair value of stock options granted and the weighted average assumptions used to calculate share-based payments for stock option grants are estimated using the Black-Scholes option pricing model as follows:

	June 30,
	2022	2021

Number of stock options granted	-	3,600,000
Fair value of stock options granted (CAD$)	n/a	$0.38

Market price of shares on grant date (CAD$)	n/a	$0.48
Pre-vest forfeiture rate	n/a	13.10%
Risk-free interest rate	n/a	0.78%
Expected dividend yield	n/a	0%
Expected stock price volatility	n/a	126.96%
Expected option life in years	n/a	3.94

Expected stock price volatility is based on the historical price volatility of the Company’s common shares.  The risk-free interest rate assumption is based on yield curves on Canadian government zero-coupon bonds with a remaining term equal to the stock options’ expected life.  The Company uses historical data to estimate option exercise, forfeiture and employee termination within the valuation model.  The Company has not paid and does not anticipate paying dividends on its common shares.

In fiscal 2021, the Company granted the following stock options:

-

3.6 million stock options to directors, officers and employees with an exercise price of CAD$0.50 and an expiry date of June 24, 2026, and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter; and

-

715,000 stock options to an officer and a consultant with an exercise price of CAD$0.52 of which 500,000 stock options have an expiry date of July 12, 2026 and 215,000 stock option with an expiry date of July 12, 2023, and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter.

Canagold Resources Ltd.	Page 26

CANAGOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months ended June 30, 2022

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10.	Share Capital (continued)

(d)	Warrants:

At June 30, 2022, the Company had outstanding warrants as follows:

Exercise Prices		Outstanding at				Outstanding at
(CAD$)	Expiry Dates	December 31, 2021	Issued	Exercised	Expired	June 30, 2022

$0.65	October 7, 2022 (1)	4,000,000	-	-	-	4,000,000

$0.65	November 12, 2022 (1)	6,500,000	-	-	-	6,500,000

$0.65	November 12, 2022 (1), (2)	385,200	-	-	-	385,200

$0.75	October 28, 2023 (3)	638,510	-	-	-	638,510

		11,523,710	-	-	-	11,523,710

(1)

If the closing market price of the common shares is at a price equal to or greater than CAD$1.00 for a period of 10 consecutive trading days on the TSX, the Company will have the right to accelerate the expiry date of the warrants by giving written notice to the warrant holders that the warrants will expire on the date that is not less than 30 days from the date notice is provided by the Company to the warrant holders.

(2)

As these warrants are agent’s warrants, a fair value of $126,560 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 105%, risk-free rate 0.26%, expected life 2 years, and expected dividend yield 0%.

(3)

As these warrants are agent’s warrants, a fair value of $152,360 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 153%, risk-free rate 1%, expected life 2 years, and expected dividend yield 0%.

(e)	Common shares reserved for issuance:

Number of Shares

Stock options (Note 10(c))	5,675,000
Warrants (Note 10(d))	11,523,710

Common shares reserved for issuance	17,198,710

11.	General and Administrative

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021

General and Administrative:
Accounting and audit	$6	$2	$7	$2
Legal	4	(2)	10	1
Office and sundry	47	22	80	44
Regulatory	260	29	273	38
Rent	9	23	21	26
	$326	$74	$391	$111

Canagold Resources Ltd.	Page 27

CANAGOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months ended June 30, 2022

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.	Related Party Transactions

Key management includes directors (executive and non-executive) and senior management.  The compensation paid or payable to key management is disclosed in the table below.

Except as disclosed elsewhere in the condensed consolidated interim financial statements, the Company had the following general and administrative costs with related parties during the six months ended June 30, 2022 and 2021:

			Net balance receivable (payable)
	Six months ended June 30,		June 30,	December 31,
	2022	2021	2022	2021

Key management compensation:
Executive salaries and remuneration (1)	$279	$279	$148	$126
Directors fees	9	13	5	-
Share-based payments	203	332	-	-
	$491	$624	$153	$126

Net office, sundry, rent and salary allocations recovered from (charged by) company(ies) sharing certain common director(s) (2)	$4	$5	$2	$1

(1)	Includes key management compensation which is included in employee and director remuneration, mineral property interests, and corporate development.

(2)	The company is Aztec Minerals Corp., which share one common director.

The above transactions are incurred in the normal course of business.

Note 9(d) provides further details regarding a demand loan with a former director.

13.	Segment Disclosures

The Company has one operating segment, being mineral exploration, with assets located in Canada and the United States, as follows:

	June 30, 2022			December 31, 2021
	Canada	USA	Total	Canada	USA	Total

Mineral property interests	$22,335	$3,385	$25,720	$20,341	$3,440	$23,781
Leasehold improvements and equipment	134	-	134	44	-	44

Canagold Resources Ltd.	Page 28

CANAGOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months ended June 30, 2022

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

14.	Commitments

In February 2017, the Company entered into an office lease arrangement for a term of five years with a commencement date of August 1, 2017. The basic rent per year is CAD$46,000 for years 1 to 3 and CAD$48,000 for years 4 to 5. As at June 30, 2022, the Company is committed to the following payments for base rent at its corporate head office in Vancouver, BC, as follows:

Amount
(CAD$000)
Year:
2022	$4

$4

In January 2022, the Company entered into an office lease arrangement for a term of five years with a commencement date of August 1, 2022. The basic rent per year is CAD$84,700 for years 1 to 2, CAD$87,300 for years 3 to 4, and CAD$89,900 for year 5.

For the Fondaway Canyon project, the 3% NSR has a buyout provision which is subject to advance royalty payments of $35,000 per year by July 15th of each year until a gross total of $600,000 has been paid at which time the NSR is bought out. A balance of $250,000 remains payable as at June 30, 2022. (Notes 7(b)(i) and 9(b)).

Canagold Resources Ltd.	Page 29

CORPORATE INFORMATION

HEAD OFFICE	#810 – 625 Howe Street
Vancouver, BC, Canada, V6C 2T6

Telephone: (604) 685-9700
Facsimile: (604) 685-9744

Website: www.canagoldresources.com

DIRECTORS	Sofia Bianchi
Carmen Letton
Andrew Trow
Kadri Dagdelen
Michael Doyle

OFFICERS	Catalin Kilofliski ~ Chief Executive Officer
Michael Doyle ~ Chief Technical Officer
Garry Biles ~ President and Chief Operating Officer
Troy Gill ~ Vice President (Exploration)
Knox Henderson – Vice President (Corporate Development)
Philip Yee ~ Chief Financial Officer and Corporate Secretary

REGISTRAR AND	Computershare Investor Services Inc.
TRANSFER AGENT	3rd Floor, 510 Burrard Street
Vancouver, BC, Canada, V6C 3B9

AUDITORS	Smythe LLP
#1700 – 475 Howe Street
Vancouver, BC, Canada, V6C 2B3

SOLICITORS AND	Maxis Law Corporation
REGISTERED OFFICE	#910 – 800 West Pender Street
Vancouver, BC, Canada, V6C 2V6

SHARES LISTED	Trading Symbols
TSX: CCM
OTC-QB: CRCUF
DBFrankfurt: CAN

Canagold Resources Ltd.	Page 30